POWUR, PBC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

March 24, 2017



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Powur, PBC
Del Mar, CA

We have reviewed the accompanying balance sheet of Powur, PBC as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 24, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

POWUR, PBC
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 697,308	$ 303,379
Accounts Receivable	63,900	-
Other Current Assets	36,426	7,502
TOTAL CURRENT ASSETS	797,634	310,881
NON-CURRENT ASSETS		
Property and Equipment, Net	1,119	514
TOTAL NON-CURRENT ASSETS	1,119	514
TOTAL ASSETS	$ 798,753	$ 311,395

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	21,144	1,877
Commissions Payable, Current Portion	406	-
Other Current Liabilities	511	-
TOTAL CURRENT LIABILITIES	22,061	1,877
NON-CURRENT LIABILITIES		
Commissions Payable, Net	70,062	-
TOTAL LIABILITIES	92,122	1,877
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized, 8,647,830 issued and outstanding, $,0001 par value)	865	855
Preferred Stock (20,000,000 shares authorized, 4,958,604 issued and oustanding, $.0001 par value)	496	205
Additional Paid in Capital	2,520,553	1,542,650
Retained Earnings (Deficit)	(1,815,285)	(1,234,191)
TOTAL SHAREHOLDERS' EQUITY	706,629	309,519
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 798,753	$ 311,395

Unaudited- See accompanying notes.

POWUR, PBC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Income		
Sales	$ 1,407,214	$ 224,831
Gross Profit	1,407,214	224,831
Operating Expense		
Sales & Marketing	855,507	118,067
General & Administrative	583,841	339,749
Technology Development	548,885	1,000,436
Depreciation	205	770
	1,988,438	1,459,022
Net Income from Operations	(581,224)	(1,234,191)
Other Income (Expense)		
Interest Income	130	-
Net Income	$ (581,094)	$ (1,234,191)

POWUR, PBC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (581,094)	$ (1,234,191)
Change in Receivables	(63,900)	-
Change in Other Assets	(28,924)	(7,502)
Change in Current Payables	20,590	1,877
Change in Long Term Payables	70,062	-
Depreciation	205	770
Net Cash Flows From Operating Activities	(583,061)	(1,239,046)
Cash Flows From Investing Activities		
Equipment Purchased	(810)	(1,285)
Net Cash Flows From Investing Activities	(810)	(1,285)
Cash Flows From Financing Activities		
Sale of Stock	977,797	1,543,710
Net Cash Flows From Financing Activities	977,797	1,543,710
Cash at Beginning of Period	303,379	-
Net Increase (Decrease) In Cash	393,926	303,379
Cash at End of Period	$ 697,308	$ 303,379

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Powur, PBC ("the Company") is a public benefit corporation organized under the laws of the State of Delaware. The Company provides and manages an online platform that connects independent sales representatives to installers of solar energy systems and related equipment.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable consists of amounts due from customers that are expected to be paid within one year from the date of sale. Management's experience with the Company's customer base suggests that losses on account are likely to be rare. Therefore, no amount has been recognized in the financial statements to account for anticipated losses on accounts receivable.

Other Current Assets

As of December 31, 2016, other current assets consisted of the following:

Reserve for credit chargebacks	$32,176
Prepaid Insurance	3,881
Prepaid Utilities	369
	$36,426

Unaudited Financials

<u>Commissions Payable</u>

Commissions payable consists of deferred amounts payable in connection with sales by Company's independent sales representatives, net of an allowance for forfeiture. The Company estimates that approximately 60% of commissions will eventually be paid and 40% will be forfeited due to non-performance. The current portion of this amount represents amounts due and payable within one year from the balance sheet date.

<u>Advertising Costs</u>

The Company expenses direct advertising costs as incurred.

<u>Technology Development</u>

Technology development consists of expenses incurred by the Company to create and maintain the Powur platform for connecting stakeholders in the solar energy sector.

<u>Income Taxes</u>

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company incurred net operating losses during tax years 2015 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Income Tax in the State of California. The Company's California tax filings for tax year 2015 and 2016 will be subject to review by that State until the expiration of the statutory period in 2020 and 2021, respectively.

The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax year 2015 and 2016 will be subject to review by that State until the expiration of the statutory period in 2019 and 2020, respectively.

<u>Equity Compensation</u>

In 2015, The Company adopted an equity compensation plan for the purpose of attracting and retaining key leaders and other talented personnel. Stock options vest on a schedule determined by management and permit holders to purchase stock at a pre-agreed price (generally the fair market value as of the vesting date). The Company had the following amounts of options available, outstanding, and exercised as of December 31, 2015, and 2016.

	2015	*2016*
Options Available	1,403,420	2,052,170
Options Outstanding	999,232	2,025,482
Options Exercised	0	0

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 24, 2017, the date that the financial statements were available to be issued.